Attic Brewing Company, LLC
Balance Sheet
12/31/2018

Current Assets		
Cash		$ 175,563
	Total Current Assets	$ 175,563
Non-Current Assets		
Fixed Assets, Net		$ 465
Trademark		$ 225
	Total Non-Current Assets	$ 690
	Total Assets	$ 176,253

Liabilities and Members Equity

Liabilities		
Crowdfunding Liability		$ 184,393
	Total Liabilities	$ 184,393
Member's Equity		
Contributed Capital		$ 45,543
Retained Earnings		$ (53,683)
	Total Member's Equity	$ (8,140)
	Total Liabilities and Equity	$ 176,253